SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 11-K

ANNUAL REPORTS OF EMPLOYEES’ STOCK PURCHASE, SAVINGS AND

SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

(No Fee Required)

For the Fiscal Year Ended December 31, 2003

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

(No Fee Required)

For the transition period from                         to

Commission file number 1-5842

      A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bowne & Co., Inc.

Employees’ Stock Purchase Plan

      B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BOWNE & CO., INC.

345 Hudson Street
New York, New York 10014
(212) 924-5500

BOWNE & CO., INC.

EMPLOYEES’ STOCK PURCHASE PLAN

Items 1 and 2. Financial Statements

Exhibits

23	Consent of Independent Registered Public Accounting Firm
EX-23: CONSENT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Trustees of the

BOWNE & CO., INC.
     EMPLOYEES’ STOCK PURCHASE PLAN:

      We have audited the accompanying statements of net assets available for benefits of Bowne & Co., Inc. Employees’ Stock Purchase Plan as of December 31, 2003 and 2002 and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s Trustees. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Trustees, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Bowne & Co., Inc. Employees’ Stock Purchase Plan at December 31, 2003 and 2002 and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with U.S. generally accepted accounting principles.

      As further discussed in note 1, the Plan was merged into the Bowne & Co., Inc. 401(k) Savings Plan effective December 31, 2003.

      Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, Line 4j — Schedule of Reportable Transactions for the year ended December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

New York, New York

June 14, 2004

BOWNE & CO., INC.

EMPLOYEES’ STOCK PURCHASE PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,

	2003	2002

Assets:
Contributions receivable from participating companies	$—	$259,158
Investment in Bowne & Co., Inc. common stock, at market value — 0 shares in 2003 and 1,885,728 shares in 2002 (cost — $0 in 2003 and $22,175,409 in 2002)	—	22,534,449

Net assets available for benefits	$—	$22,793,607

See accompanying notes to financial statements.

BOWNE & CO., INC.

EMPLOYEES’ STOCK PURCHASE PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31,
2003

Investment activity:
Net appreciation in market value of investments	$2,667,361
Dividend income from Bowne & Co., Inc.	373,322

3,040,683
Contributions by:
Employees	46,026

Total contributions	46,026

Total additions	3,086,709

Less:
Distributions to participants	6,475,136
Administrative expenses	24,084

Total deductions	6,499,220

Net decrease before assets transfers	(3,412,511)
Assets transferred to other qualified plan (note 1)	(19,381,096)

Net decrease	(22,793,607)
Net assets available for benefits:
Beginning of period	22,793,607

End of period	$—

See accompanying notes to financial statements.

BOWNE & CO., INC.

EMPLOYEES’ STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2003 and 2002

(1)	Plan Description

      The following description of the Bowne & Co. Inc. Employees’ Stock Purchase Plan (the “Plan”) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

      The Plan became effective June 21, 1973 and was a qualified plan under the Internal Revenue Code (the “IRC”). An independent third-party investment manager was the Plan’s custodian.

      Prior to December 31, 2002, employees of Bowne & Co., Inc. and its participating domestic subsidiaries which had adopted the Plan (collectively, the “Company”) were generally eligible to participate in the Plan by working on a full-time basis (over 25 hours per week on a regular basis) for a participating company.

      Effective December 31, 2002 the Plan was frozen to non-union employees. Except for union employees, no new participants were eligible to participate in the Plan and all contributions to the Plan ceased at that date. All withdrawal and vesting provisions remained the same.

      Effective December 31, 2003 the Company merged the plan into the Bowne & Co., Inc. 401(k) Savings Plan (the 401(k) Savings Plan). All plan assets and participant account balances were transferred to the 401(k) Savings Plan on December 31, 2003.

      Operations of the Plan were funded through contributions received from participating employees of the Company and through contributions by the participating companies equal to 50% of their employees’ contributions. Participation in the Plan was voluntary. For the years ended December 31, 2003 and 2002, eligible participants could contribute up to $200 per month.

      Each participant in the Plan was entitled to exercise voting rights attributable to the shares allocated to his or her account.

      The Plan provided for 100% vesting in Company contributions in the event of death, permanent and total disability, retirement, or upon the completion of five years of service. The nonvested portion of a participant’s account at the time of termination was forfeited and used to reduce future Company contributions. For the year ended December 31, 2003, participating Company contributions were reduced by $22,237 as a result of the forfeiture of nonvested amounts. At December 31, 2003 and 2002 forfeited nonvested accounts totaled $0 and $10,121 respectively.

      Benefit payments were made in the form of full shares of Common Stock, plus cash in lieu of any fractional share. A participant, terminated participant, beneficiary or an alternate payee could elect to have a distribution under the Plan paid entirely in cash in a single payment. The cash value of any distribution was determined using the closing unit price on the valuation date on which such distribution was processed.

      During 2003 and 2002, the participating companies in the Plan were as follows:

Bowne of Atlanta, Inc.	Bowne Business Communications, Inc.
Bowne of Boston, Inc.	Bowne Business Solutions, Inc.
Bowne of Chicago, Inc.	Bowne Enterprise Solutions, L.L.C.
Bowne of Cleveland, Inc.	Bowne Global Solutions, Inc.
Bowne of Dallas, L.P.	Bowne of South Bend, Inc.
Bowne of Dallas, Inc.	Bowne Information Services, Inc.
Bowne of Los Angeles, Inc.	Bowne of Phoenix, Inc.
Bowne of New York City, L.L.C	FundSmith L.L.C.

BOWNE & CO., INC.
EMPLOYEES’ STOCK PURCHASE PLAN

Notes to Financial Statements — (Continued)

(2)	Summary of Significant Accounting Policies

     Basis of Accounting

      The accompanying financial statements are prepared on the accrual basis of accounting.

     Investment Valuation

      The assets of the Plan were recorded at market value, measured by the closing price listed by the New York Stock Exchange. Purchases and sales of securities were recorded on a trade-date basis.

      Dividends were recorded on the ex-dividend date and were reinvested for the benefit of the participants.

     Expenses

      Prior to 2002, the Company provided administrative services to the Plan without charge. Beginning in 2002, fees for recordkeeping services were paid through quarterly deductions from participant accounts. Other administrative services continued to be paid by the Company. In addition, the Company paid the Trustee’s fees.

     Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     Payment of Benefits

      Benefits were recorded when paid.

(3)	Tax Status

      The Internal Revenue Service has determined and informed the Company by letter dated October 17, 2002 that the Plan and related trust were designed in accordance with applicable sections of the IRC. The Plan had been amended since receiving the determination letter. However, the plan administrator believes that the Plan was designed and was being operated in compliance with the applicable provisions of the IRC.

(4)	Concentration of Risks and Uncertainties

      The Plan invested in one investment security, Bowne & Co., Inc. common stock. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with investment securities, it is at least reasonably possible that changes in the values of the investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of financial condition.

BOWNE & CO., INC.

EMPLOYEES’ STOCK PURCHASE PLAN

Schedule H, Line 4j

Schedule of Reportable Transactions
Year Ended December 31, 2003

		Purchase
Identity	Description	Price	Selling Price	Cost	Gain

The Vanguard Group*	Prime Money Market	$700,916	—	—	—
The Vanguard Group*	Prime Money Market	—	$700,916	$700,916	—
Bowne & Co., Inc.*	Common Stock	715,729	—	—	—
Bowne & Co., Inc.*	Common Stock	—	25,959,984	21,932,105	$4,027,879

*	A party-in-interest as defined by ERISA

See accompanying independent registered public accounting firm’s report.

SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Bowne & Co., Inc.
Employees’ Stock Purchase Plan

By:	/s/ C. CODY COLQUITT

C. Cody Colquitt
Senior Vice President and Chief Financial Officer

Dated: June 28, 2004